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Foreland Refining

Foreland Refinery Corp. is the only active crude oil refinery in Nevada, with over two decades of proven operations supplying high-demand fuels to the Western U.S. Now, as a subsidiary of Sky Quarry, an innovative energy solutions company, Foreland is preparing to scale by using recycled heavy oil ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Foreland Refining Corp.
EST. 1998
FORELAND REFINING CO.
FUELING THE WEST WITH SMARTER ENERGY

Raised	Days Left
$411,600	32

Launch — $10,000 Min — $1,235,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Fuel-Powered Returns from a Proven Asset

Stake your claim in America's energy future. Invest in Foreland Refining Corp., owner and operator of Eagle Springs, Nevada's only producing oil refinery. Located in historic Railroad Valley, the basin where Nevada's oil story began, Foreland delivers the fuels that keep the West running.

Not equity. Not speculation. Just real returns from real barrels.

Earn 10% annual interest plus royalty income, capped at a 25% total return. This is not stock market noise. It is income from real fuel, just like the wildcatters earned it, the bold oilmen who ventured where others would not, you are earning from a refinery that has been producing for over two decades.



THINK LIKE A WILDCATTER
PROFIT FROM REAL OUTPUT
NO PICKAXE REQUIRED!
$ REVENUE-BACKED INVESTMENT
$ TIED TO REAL PRODUCTION
$ EARN UP TO 25% ANNUALLY*
*Investors earn 10% interest plus per-barrel royalties, capped at 25% total annual return
Photo Courtesy(Bettman/Getty Images)

A rare opportunity to earn income from a proven energy asset.

Foreland Refinery is not a startup; it's a proven operation with long-standing customers and a focused growth strategy.

As a key subsidiary of Sky Quarry Inc, we're working to expand our production capabilities by integrating recycled heavy oil from Utah, made from waste asphalt shingles. It's a bold step toward turning yesterday's waste into tomorrow's fuel.

As we grow, we plan to increase output within our permitted capacity, create local jobs, strengthen domestic energy resilience, and help power the industrial engine of the Western U.S., all while supporting the spirit of American energy independence right here at home.



EST. 1998
PROVEN ASSET:REAL RETURNS
royalty bonus
$.75
per barrel refined & sold
10%
annual interest
**Earn Up To
25%
annually
*Investors earn up to 25% annually, 10% interest plus capped royalties.
FORELAND

Why Invest in Foreland Refinery?

✅ **1. Strategic Location and First-Mover Advantage**

Security Type:
Equity Security

Price Per Share
$100.00

Shares For Sale
12,350

Post Money Valuation:
N/A

Investment Bonuses!
N/A

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
September 30, 2025

Minimum Investment Amount:
$1000

Target Offering Range:
$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

✅ **1. Strategic Location and First-Mover Advantage**

Foreland Refinery is the only operating refinery in Nevada, uniquely positioned to meet critical demand with secure, cost-effective, locally produced fuel, asphalt, and other high-demand petroleum products.

✅ **2. Proven Asset: Ready to Scale Up**

With over 20 years of proven operations, Foreland is capable of processing over 800,000 barrels per year under their current permits.

✅ **3. Cleaner, More Sustainable Fuel**

Foreland is preparing to incorporate recycled heavy oil from Utah, sourced from asphalt shingle waste, into its operations, positioning itself for a competitive edge in cost, supply security, and sustainable fuel production.

✅ **4. Attractive Investor Terms**

This is a royalty-backed security, not equity. It's a structured opportunity with real production and real payout mechanics. With steady payouts and capped risk, you participate directly in the upside of every barrel Foreland processes.

💡 **How it works:**

• **10% Annual Interest**

Every investor receives a fixed 10% interest payment each year, paid annually.

• **Per-Barrel Royalty Bonus**

In addition to interest, a royalty pool is created each year based on total barrels refined. Investors receive their prorated share of this pool, calculated at $0.75 per barrel for every $1 million raised through the Preferred Share offering.

• **25% Annual Cap**

Total annual payouts, including both the 10% interest and any royalty payments, are capped at 25%. This cap helps keep the model sustainable as production grows and allows the company to balance investor returns with operational growth.

Here is what your payout could look like at 300,000 barrels refined and sold per year:



Problem

The Western U.S. Faces a Fuel Crisis

Historically, Nevada has relied on California for as much as 88% of its transportation fuel supply. But with that supply chain under pressure, the region now faces rising fuel costs and increasing supply risks.

A local refining solution isn't just a good idea, it's critical.

✅ **1. California's Capacity Is Cracking**

Strict regulations, diminished refining capacity, and aging infrastructure are shrinking supply, creating volatility across the West.

✅ **2. Imports = Instability**

63% of California's crude comes from overseas. Global disruptions can ripple into Nevada overnight, and every extra mile adds cost. Foreland eliminates the middleman by sourcing and refining fuel on-site, avoiding importers and long-haul distributors with local production that's closer, faster, and more reliable.

✅ **3. EVs Aren't There Yet**

With more than 1.02 million gas-powered vehicles still sold each year in California, traditional fuels remain critical, especially for heavy industry and commercial fleets.

✅ **4. Tariffs Could Hit Hard**

Foreland avoids global price shocks by refining fuel locally, using domestic supply. No reliance on foreign crude means a more stable and affordable supply for the Western U.S.

✅ **5. Refinery Shutdowns = Supply Shock**

The planned closures of California's Phillips 66 and Valero's Benicia refineries could cut California's refining capacity by 21% by 2026. To put that in perspective, analysts warn this may lead to gasoline shortfalls of 6.6 to 13.1 million gallons per day, which is enough to fuel nearly 4 to 9 million vehicles.


REFINERIES ARE CLOSING—DEMAND ISN'T
California Refinery Capacity
21%
75%
Gas Prices
23.3% CALIFORNIA & OTHER STATES
63.5% FOREIGN
13.3% ALASKA
CALIFORNIA'S GROWING DEPENDENCE ON FOREIGN OIL

Solution

Meet Foreland: Built to Scale. Ready Now.

Foreland produces the products that help keep the Western U.S. moving by delivering essential energy products directly to major regional buyers. This reduces costly transport, limits dependence on California's unstable supply, and supports scalable, high-margin growth.

Foreland isn't just a refinery. It's local energy independence in action and infrastructure that pays.

- **Diesel** for trucks and heavy equipment
- **Asphalt** for roads and infrastructure
- **VGO** for industrial and refining (used in gasoline and aviation fuel)
- **Naphtha** for blending and specialty fuels


FORELAND PRODUCES THE PRODUCTS THAT KEEP AMERICA MOVING
DIESEL trucks & heavy equipment
VGO industrial & refining uses
ASPHALT roads & infrastructure
NAPTHA blending & specialty fuels



Business Model

Powering Profit and Planet: Foreland's Winning Strategy

Foreland Refinery, a subsidiary of Sky Quarry, is a forward-thinking operation at the heart of a vertically integrated, sustainable energy model. The refinery is already producing high-demand fuel products from heavy oil and is preparing to expand its capabilities to include recycled oil sourced from Sky Quarry's PR Spring facility in Utah when that facility is up and running and crude is available to the Foreland Refinery.

With direct access to a steady supply of recycled heavy oil from asphalt shingle waste, Foreland believes that it will be positioned to increase output, while staying within current permit limits. Previous constraints on heavy oil access limited production, but Foreland believes that when this integration is implemented it will create a clear path to scale.

- **Enhances** regional energy security
- **Captures** premium value from sustainable refined fuels
- **Supports** both environmental responsibility and strong investor returns
- **Creates** local jobs and supports domestic energy production

When Foreland demonstrates its ability to advance the ability to refine recycled oil, they believe that it will prove that smart infrastructure can power both profit and progress.


BLENDING PROFITABILITY WITH A GREENER FUTURE
SKY QUARRY
SUSTAINABLY PRODUCED OIL
FORELAND REFINING CORPORATION
800K BBL/ANNUALLY

Market Projection

Fueling the New Gold Rush in Railroad Valley

Nevada's lithium boom is more than a headline. With billions flowing into resource development, it is triggering a modern industrial surge. Just like in the original Gold Rush, the strongest opportunities are often found in supplying the rush, not chasing it.

Foreland Refining Corp. operates in the heart of Railroad Valley, a region with a long history of oil, minerals, and energy production. Today, that legacy continues with a new wave of energy materials like lithium. Our refinery is already supplying the diesel, asphalt, and specialty fuels that power the trucks, drills and infrastructure supporting this growth.

- **Mining:** Nevada's lithium expansion is creating sustained demand for local fuel. Foreland is aligned with major operators active in the field.
- **Construction & Infrastructure:** Roads and facilities are being built to support the boom. Our asphalt and refined fuels are essential components.
- **Heavy Transport:** Electrification is advancing slowly in commercial sectors. Fleets and industrial equipment still rely on diesel, and we are supplying it.

With the U.S. refined fuels market projected to exceed $629 billion and grow at 2.86 percent annually, Foreland is positioned to deliver the essential energy behind one of this decade's most important industrial expansions.


FROM BOOMTOWN TO BACKBONE
ELY, NV IS HOME TO FORELAND REFINERY. CARRYING ON NEVADA'S RESOURCE LEGACY
ELY MERCANTILE CO.
GENERAL MERCHANDISE
ELY
$400.000.000 IN SIGHT
The Pittsburg Ely Copper Co.

Competition

Outpacing the Giants: Foreland's Edge in a Crowded Field

The Western U.S. fuel market is dominated by aging California giants. These legacy refiners face shutdowns, rising costs, and mounting regulatory pressure, leaving the region increasingly vulnerable to supply disruptions. As they struggle to keep up with demand, Foreland is stepping in with a smarter, locally anchored solution. Our location in the heart of Nevada's energy corridor puts us in a prime position to supply the fuels that power the lithium boom, major infrastructure projects, and the heavy transport sector. We are not chasing trends. We are serving the real economy with real product.

This is a cash-flowing, strategically located operation built to meet today's supply challenges with efficiency, reliability, and room to grow.

The Competition: **California Refiners**

- Burdened by strict environmental regulations and high operating costs
- Dependent on foreign oil and outdated infrastructure
- Prone to shutdowns and long-haul transport delays
- Volatility spills into neighboring states like Nevada and Arizona

Foreland's Edge

- Nevada's only active refinery, local, reliable, and strategically located in Railroad Valley
- Integrated with Sky Quarry, we expect to have access to an unfettered supply of recycled heavy oil and a controlled cost structure through waste shingles, advantages our competitors can't match.
- Not dependent on imports, reducing exposure to global disruptions and shipping bottlenecks
- Positioned to lead as regional demand accelerates in 2025



FUELING THE WEST WITH SMARTER ENERGY
Strategically located in Ely, Nevada
The only operating refinery in the state
Over 2 decades of proven operations
Capable of processing over *800,000 barrels per year
*permitted capacity
FORELAND

Traction & Customers

Foreland isn't a startup. It's a proven producer with a two-decade track record behind it.

✔ Operating for 20+ years near Ely, Nevada
✔ Produces diesel, asphalt, vacuum gas oil, and naphtha
✔ Current permitted capacity: 800,000 barrels/year*
✔ Serving key Western markets: Southern California, Nevada, Utah, Idaho
✔ Supplying major regional buyers

**Foreland expects to reach peak level during periods of high seasonal demand with production rising in the summer and easing back in winter. At full capacity, this translates to an annualized peak rate of 800,000 barrels, though actual output will vary seasonally.*

Investors

Bottom Line: Invest in America's Energy Future

In a world of rising volatility and strained supply chains, Foreland offers something rare: real income backed by real production and real infrastructure. It is a working refinery with decades of output and a clear plan to scale through recycled oil and growing regional demand.

This is more than refining fuel. It is about the potential to reduce waste, support vital industries, and strengthen domestic energy security. With fixed interest, royalty payouts, and a share in every barrel refined and sold, Foreland is offering investors a steady income stream from an essential part of the Western fuel economy.

You don't have to chase the rush to benefit from it. Like the suppliers of the original



A UNIQUE CHANCE TO INVEST IN NEVADA'S ONLY ACTIVE REFINERY
"This is more than oil refining. It's about reducing waste, supporting real industries, and strengthening American energy independence, right here at home" -David Sealock, Co-Founder & CEO
BUY

Forward-Looking Statements

This communication may include "forward-looking statements." All statements pertaining to our future financial and/or operating results, future events, or future developments may constitute forward-looking statements. The statements may be identified by words such as "expect," "look forward to," "anticipate," "intend," "plan," "believe," "seek," "estimate," "will," "project," or words of similar meaning. Such statements are based on the current expectations and certain assumptions of our management, of which many are beyond our control. These are subject to a number of risks, uncertainties, and factors, including but not limited to those described in our disclosures. Should one or more of these risks or uncertainties materialize or should underlying expectations not occur or assumptions prove incorrect, actual results, performance, or our achievements may (negatively or positively) vary materially from those described explicitly or implicitly in the relevant forward-looking statement. We neither intend, nor assume any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. You are urged to carefully review and consider any cautionary statements and the Company's other disclosures, including the statements made under the heading "Risk Factors" and elsewhere in the Company's Offering Statement on Form C as filed with the SEC on June 24, 2025. Forward-looking statements speak only as of the date of the document in which they are contained.

Sources:

California Energy Policies are Affecting Gasoline Prices in Other States

63% of California's crude comes from overseas

California is falling behind on its EV Goals

Planned closures of California's Phillips 66 and Valero's Benicia refineries could cut California's refining capacity by 21% by 2026.

The U.S. refined fuel market is growing 3–5% annually

The North America Refined Petroleum Products Market was valued at USD 531.22 Billion in 2024 and is expected to reach USD 629.28 Billion by 2030 with a CAGR of 2.86% during the forecast period.

Nevada's $2B lithium boom

Terms

Up to $1,235,000 in Series A 10% Redeemable Preferred Stock at $100.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 100 shares of Series A 10% Redeemable Preferred Stock
Offering Maximum: $1,235,000 | 12,350 shares of Series A 10% Redeemable Preferred Stock
Type of Security Offered: Series A 10% Redeemable Preferred Stock
Purchase Price of Security Offered: $100.00 per Share
Minimum Investment Amount (per investor): $1,000.00

Preferred Dividend: The Preferred Shares will carry an annual dividend payment of ten percent (10%). The dividend on the Preferred Shares shall accrue, beginning from the date of issuance. Dividends shall be computed on the basis of the actual number of days elapsed and a 365-day year. The dividends shall accrue and be paid to the holder of the Preferred Shares within fifteen (15) days of the end of each calendar year. The Preferred Shares will be senior preferred equity of the Company and contain customary provisions restricting the payment of dividends on, and the repurchase of, junior and pari passu equity at any time when all dividends on the Preferred Shares have not been paid in full in cash.

Conversion: The Preferred Shares are not convertible into shares of the Company's common stock.

Voting Rights of the Preferred Shares: The Preferred Shares do not have any voting rights. However, the Preferred Shares shall have consent rights with respect to (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred Shares (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Preferred Shares.

Royalty: Holders of the Preferred Shares shall receive a royalty of $0.75 (for every $1 million of Preferred Shares, or part thereof) per barrel of crude oil refined and sold by the Company at all times while the Preferred Shares are outstanding ("Royalty Payment"). The Royalty Payment shall be paid to the holders of the Preferred Shares within thirty (30) days of the Company annual financial statements being audited and filed with the SEC as part of its parent company's, Sky Quarry Inc. ("Sky Quarry" or "Parent Company"), obligations to file a Form 10-K with the SEC ("Royalty Payment Date"). The amount of the annual Royalty Payment shall not exceed an aggregate return of more than twenty-five percent (25%) per annum to the holders of the Preferred Shares, inclusive of the annual 10% Preferred Dividend.

Redemption: The Preferred Shares shall be redeemed by the Company on the date that is five (5) years after the date of issuance ("Automatic Redemption Date") at a price equal to the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date between the date of issuance and the date that is: (i) thirty-six (36) months thereafter, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 110% of the Liquidation Preference; (ii) between thirty-six (36) months and forty-eight (48) months after the issuance of the Preferred Shares, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 105% of the Liquidation Preference; or (iii) between forty-eight (48) months after the issuance of the Preferred Shares and the Automatic Redemption Date, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 103% of the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date, the holder of the Preferred Shares shall be entitled to their Royalty Payment through the date of redemption.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000 by September 3o, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



Marcus Laun
EVP and Director
Background

Marcus Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. His experience includes advising and investing Nurture, Inc. an organic baby food company which eventually sold to Group Danone for $250mm. Marcus is also founder and CEO of GrowthCircle.com and Geopulse Exploration Inc., a media company specializing in the production and distribution of short films for corporate clients. He also has advised and raised capital for companies in the solar, wind, oil, gas, and alternative fuel industries. As Managing Director of Knight Capital Group (the largest market-maker of equities in the US)., he oversaw syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell University, and an MBA from Columbia University.

Overview   Team   About   Communication Channel   Updates

Company Name
Foreland Refining

Location
**US Hwy 6
Suite 101
Currant, Nevada 89301**

Number of Employees
20

Incorporation Type
C-Corp

State of Incorporation
Texas

Date Founded
May 29, 1998

[Company Website]